25002582

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response...12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
MAR 0 3 2025
Washington, DC

SEC FILE NUMBER
8-7138

ANNUAL REPORTS
FORM X-17A-5
PART III*

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** (MM/DD/YY) AND ENDING **12/31/24** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TTBD, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here is respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Wacker, Suite 1200
(No. and Street)

Chicago (City) **Illinois** (State) **60606** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Weiler (Name) **312-476-1000** (Area Code – Telephone Number) peter.weiler@ttbdllc.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive (Address) **Chicago** (City) **Illinois** (State) **60606** (Zip Code)

October 20, 2003 (Date of Registration with PCAOB)(if applicable) **34** (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5€(1)(ii), if applicable.*

OATH OR AFFIRMATION

I, Peter Weiler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TTBD, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither TTBD, LLC, nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

Sworn to before me this 28th day of February, 2025

Jean H. Rawa

Notary Public

JEAN H. RAWA
NOTARY PUBLIC, State of New York
No. 01RA4954421
Qualified in Nassau County
Commission Expires 8.14.25

TTBD, LLC

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable. (Filed separately)

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: ___________.

TTBD, LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
111 South Wacker Dr.
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of TTBD, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TTBD, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2025

We have served as the Company's auditor since 2007.

TTBD, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

Cash	$ 1,337,897
Due from affiliates	43,566
Prepaid expense and deposits	5,409
TOTAL	$ 1,386,872

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 45,349
Due to affiliates	158,166
Total liabilities	203,515
MEMBER'S EQUITY:	
Membership interest	1,610,000
Accumulated deficit	(426,643)
Total member's equity	1,183,357
TOTAL	$ 1,386,872

The accompanying notes are an integral part of these financial statements

1. ORGANIZATION AND NATURE OF OPERATIONS

The Company, a limited liability company and a wholly owned subsidiary of TT Securities Group, LLC ("TTSG"). TTSG is a wholly owned subsidiary of Trading Technologies International, Inc ("TTI"). The Company was established in November 2006 and registered with the Securities and Exchange Commission ("SEC") as a broker-dealer on July 23, 2007. In December 2021, the Company stopped its operations and de-registered as a broker-dealer with the SEC on November 30, 2021. Subsequently, the Company resumed its operations on June 3, 2024 and re-registered with the SEC as a broker-dealer on June 3, 2024.

The Company licenses software on a transactional fee basis to customers engaging in securities trading. FINRA compliance and SEC regulations require that a broker-dealer be registered when fee-based structures are in place for trading securities on a transactional basis. The customers of the Company are primarily proprietary trading firms, investment banking firms, commercial banks, and derivative exchanges. These customers are located in the United States of America. One of the Company's customers accounts for 96% of total revenue.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates — The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from those estimates.

Cash – The Company's cash is composed of unrestricted cash held at one financial institution. The Company's cash balance exceeds the amount insured by the Federal Deposit Insurance Corporation.

Revenue Recognition — The Company recognizes revenue on contracts with its customers when it transfers control of the promised services to the customers in an amount as agreed with the customer.

Revenue from software licenses is recognized on daily executed transactions (e.g., trade date) that are billed at the end of the month. A receivable is established for fees earned but not yet collected. Customer payment terms are generally 30-45 business days from date of invoice. As of December 31, 2024 the accounts receivable from customers for software fee revenue were $43,566, which is reflected as Due from affiliates in the statement of financial condition (see note 5). There are no collectability concerns.

Compensation and Benefits – Compensation and benefits expense reflect costs related to employees working directly on the product.

Legal and Professional Fees – Legal and professional fees reflect costs related to audit fees, financial and operation principal (FinOp) fees and other fees, legal or professional in nature.

Market Data and Connectivity Expenses – Market data and connectivity expenses reflect costs to connect to exchanges and receive market data.

General and Administrative Fees — General and administrative fees reflect costs related to insurance and other non-regulatory expenses.

Regulatory Fees and Other Expenses — Regulatory fees and other expenses are expensed as incurred and reflect FINRA licensing fees, state filing fees, commission expenses, and other costs incurred in the normal course of business.

Contingencies — In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statements; however, the Company is unable to predict the outcome of these matters.

Segment Reporting –The Company is engaged in a single line of business as a securities broker-dealer, which include licensing software on a transactional fee basis to customers engaging in securities trading. The Company has identified its Principal as the chief operating decision maker ("CODM"), who uses revenue and net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see note 3), which is not a measure of profit and loss to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in this summary of significant accounting policies note 2. One of the Company's customers accounts for 96% of the total revenue.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer effective June 3, 2024, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 12-1/2% (6-⅔% following the first year of operations) of aggregate indebtedness.

As of December 31, 2024, the Company had minimum net capital requirement of $25,439, and the Company's actual net capital was $1,108,943, as defined under the Rule. The Company's aggregate indebtedness was 17.94% of its net capital, as defined under the Rule.

The Company is exempt from the provisions of the SEC Rule 15c3-3, in that the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or

securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

4. INCOME TAXES

The Company is a single member limited liability company and has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity. As such, no provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of TTI. FASB ASC740, Income Taxes, provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are the current and prior three years. The Company determined that there are no uncertain tax positions, which would require adjustments or disclosures on the financial statements.

5. RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement dated May 1, 2024, with TTI whereby TTI has agreed to be solely responsible for certain general and administrative expenses of the Company, and as such, TTI is paid $10,000 per month by the Company, which are included in legal and professional fees and general and administrative fees within the statement of operations. In addition, TTI is billed for variable costs from third parties that are direct expenses of the Company. TTI invoices TTBD monthly for the variable costs and the invoice is settled the following month. As of December 31, 2024, $158,166 of these expenses are payable to TTI and are included within the "Due to Affiliates" line item in the statement of financial condition.

The Company's software fee revenue is billed to the customers by TTI on behalf of the Company. As of December 31, 2024, $43,566 were due from TTI and are included with the 'Due from Affiliates' line item in the statement of financial condition.

During August 2024 and December 2024, TTI made a capital contribution of $500,000 and $1,000,000, respectively, in order for TTBD to satisfy the Company's operating and capital requirements

6. SUBSEQUENT EVENTS

During February 2025, TTI made a capital contribution of $100,000 in order for TTBD to satisfy the Company's operating and capital requirements.

The Company has evaluated subsequent events through the issuance of these financial statements. Other than the event noted above, there were no other subsequent events identified as a result of this evaluation that require adjustment to, or disclosure, in the financial statements.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 South Wacker Dr.
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of TTBD, LLC:

We have reviewed management's statements, included in the accompanying TTBD, LLC's Exemption Report (the "Exemption Report"), in which TTBD, LLC (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the period from June 3, 2024 through December 31, 2024, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74.

Deloitte & Touche LLP

February 28, 2025

TTBD, LLC's Exemption Report

TTBD, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5 because the Company limits its business activities exclusively to licensing software on a transactions fee basis to customers engaging in securities trading and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal period from June 3, 2024 through December 31, 2024.

TTBD, LLC

I, Peter Weiler, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Peter Weiler
Peter Weiler (Feb 28, 2025 15:43 EST)

Peter Weiler
Title: Principal
February 28, 2025